EXHIBIT 99.2
PRESS RELEASE
 Contacts:
Martin C. Cunningham	Keith R. Knox
Chairman & CEO	President
201-216-0100	201-216-0100

FOR IMMEDIATE RELEASE	June 27, 2008

HUDSON HOLDING CORPORATION RELEASES FULL YEAR AUDITED RESULTS;
PROFIT IS GENERATED IN FOURTH QUARTER ON 83% REVENUE INCREASE

Jersey City, NJ, June 27, 2008: Hudson Holding Corporation (OTC Bulletin Board: HDHL.OB-News) announced that it filed its results for the fiscal year ended March 31, 2008 with the Securities and Exchange Commission today. Total revenues increased 83% for the three months ended March 31, 2008, to $9.9 million from $5.4 million during the same period in the prior fiscal year. Commission revenues increased 410% for the three months ended March 31, 2008, to $4.9 million from $1.0 million during the same period in the prior fiscal year, primarily due to an expansion of our institutional sales effort. Net trading gains increased 5.4% for the three months ended March 31, 2008, to $4.5 million from $4.3 million during the same period in the prior fiscal year. Net income increased to $0.4 million for the three months ended March 31, 2008, from a $0.4 million loss during the same period in the prior fiscal year.

Total revenues increased 28% for the fiscal year ended March 31, 2008, to $26.8 million from $20.9 million during the same period in the prior fiscal year. Commission revenues increased 278% for the fiscal year ended March 31, 2008, to $10.1 million from $2.7 million during the same period in the prior fiscal year, primarily due to an expansion of our institutional sales effort. Net trading gains decreased 13% for the fiscal year ended March 31, 2008, to $15.5 million from $17.9 million during the same period in the prior fiscal year, primarily due to proprietary trading losses and reduced market activity. However, net income declined 318% for the fiscal year ended March 31, 2008, to a $1.6 million loss from a $0.4 million loss during the same period in the prior fiscal year, primarily as a result of proprietary trading losses and costs associated with recruiting incentives, capacity expansion, and regulatory compliance.

	(unaudited)
	Three Months Ended		Year Ended
	March 31,		March 31,
	2008	2007	2008	2007

Commissions	$4,930,306	$966,085	10,070,068	2,665,437
Trading gains, net	4,541,806	4,308,707	15,541,702	17,924,177
Interest and other	397,023	121,840	1,157,073	261,905
Total revenues	$9,869,135	$5,396,632	$26,768,843	$20,851,519

Net income (loss)	$381,516	$(391,292)	$(1,602,290)	$(383,108)
Basic and diluted EPS	$0.01	$(0.01)	$(0.04)	$(0.01)

 “Our efforts to utilize our expanded capacity by adding seasoned producers are beginning to pay dividends,” said Marty Cunningham, Hudson’s Chairman and Chief Executive Officer. “However, the market environment continues to be challenging” Mr. Cunningham continued. “Our goal is to further increase our market share and the recent $4 million private placement will allow us to pursue additional strategic opportunities as they arise.”

Hudson Holding Corporation is a holding company and is the parent of Hudson Securities, Inc. and Hudson Technologies Inc.. Hudson Securities is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (“FINRA”) and meets the liquidity needs of brokers, dealers, institutions, and asset managers by making markets in over 9,000 Nasdaq, non-Nasdaq OTC, listed and foreign securities, with particular expertise in trading mid cap, small cap and micro cap stocks. Hudson Technologies provides technology services to Hudson Securities and client companies.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

HUDSON HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

	(unaudited)
	Three Months Ended		Years Ended
	March 31,		March 31,
	2008	2007	2008	2007

Revenues:
Trading gains, net	$4,541,806	$4,308,707	$15,541,702	$17,924,177
Commissions	4,930,306	966,085	10,070,068	2,665,437
Interest and other income, net	397,023	121,840	1,157,073	261,905

	9,869,135	5,396,632	26,768,843	20,851,519

Expenses:
Salaries and related costs	1,863,678	1,033,400	5,266,839	3,457,888
Commissions, execution and clearing charges	4,982,570	2,840,315	14,781,058	10,461,863
Communications	1,259,693	1,255,323	5,012,413	4,450,497
Occupancy	270,728	349,628	1,388,005	1,215,463
Professional fees	312,144	152,450	1,063,603	549,792
Business development	225,998	113,249	729,043	393,850
Other	278,808	234,860	1,100,451	794,704

	9,193,619	5,979,225	29,341,412	21,324,057

Income (loss) before income taxes	675,516	(582,593)	(2,572,569)	(472,538)
Income tax provision (benefit)	294,000	(191,301)	(970,279)	(89,430)

Net income (loss)	$381,516	$(391,292)	$(1,602,290)	$(383,108)

Earnings (loss) per share - basic	$0.01	$(0.01)	$(0.04)	$(0.01)
Earnings (loss) per share - diluted	$0.01	$(0.01)	$(0.04)	$(0.01)

Weighted average number of shares outstanding - basic	36,725,185	30,393,959	36,725,185	30,393,959

Weighted average number of shares outstanding - diluted	44,611,484	30,393,959	36,725,185	30,393,959

HUDSON HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL CONDITION
(unaudited)

	March, 31
	2008	2007
ASSETS
Cash and cash equivalents	$6,172,348	$5,112,275
Cash - restricted	245,505	235,837
Receivable from clearing broker	2,475,575	945,031
Securities owned, at fair value	2,423,257	14,188,748
Income taxes receivable	419,041	613,266
Furniture, equipment, capitalized software and leasehold improvements, net	959,733	478,077
Deferred tax asset	705,000	79,000
Other assets	409,289	269,873
Prepaid compensation	2,402,611	-
Goodwill	1,111,179	1,111,179

	$17,323,538	$23,033,286

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Securities sold, but not yet purchased, at fair value	$2,778,081	$8,266,395
Commissions payable	1,070,511	628,088
Accrued expenses and other liabilities	1,399,548	875,288

Total liabilities	5,248,140	9,769,771

Commitments and contingencies

Stockholders' equity:
Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued	-	-
Common stock, $.001 par value, 100,000,000 shares authorized, 41,445,185 shares issued (includes 8,361,666 unvested restricted shares) and 36,725,185 shares outstanding	36,725	36,725
Additional paid-in capital	12,631,300	12,217,127
(Accumulated deficit) retained earnings	(592,627)	1,009,663

Total stockholders' equity	12,075,398	13,263,515

	$17,323,538	$23,033,286